Apex Critical Metals Announces Extension to Agreement

with Rumble Strip Media Inc.

Vancouver, BC / ACCESSWIRE / December 18, 2024: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company"), an exploration company focused on developing high potential resource sector projects, is pleased to announce that it has extended its investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. Pursuant to the agreement, Rumble will provide certain social media, marketing and consulting services to Apex in consideration for an upfront payment of CAD$300,000 to Rumble. The extension commences December 11th, 2024 for a three month term ending March 11th, 2025. The services to be provided by Rumble may include investor relations activities within the meaning of applicable securities laws and the policies of the Canadian Securities Exchange. Rumble and its principals are arm's length to the Company and, to the knowledge of the Company, Rumble does not own, control, or direct any securities of the Company.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is focused on acquiring, exploring and developing properties potentially rich in carbonatite rocks hosting economic concentrations of rare earth elements (REEs) including niobium. Apex's CAP Property located 85 kilometers northea st of Prince George, British Columbia, spans 25 square kilometers and hosts a recently identified promising 1.8-kilometer niobium trend. The company's Bianco Carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in Northwestern Ontario. These extremely rare carbonatite formations, with less than 600 known deposits worldwide, host many high-demand REE minerals as well as uranium, copper, and gold. Carbonatites contain some of the largest and most productive niobium deposits, including Araxá and Catalão in Brazil and Niobec in Quebec, as well as major rare earth and phosphate sources such as Mountain Pass in California and Palabora in South Africa. By acquiring more carbonatite-hosted projects, Apex intends to investigate these potentially high value systems to meet the growing global demand across various industries. Apex Critical Metals is publicly listed in Canada on the CSE, under the symbol "APXC," in the USA on the OTCQB market under the symbol "APXCF," and in Germany on the Börse Frankfurt under the symbol "KL9" or WKN: A40CCQ. You are invited to find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568
Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the services that Rumble Media will provide to the Company under the investor relations agreement and statements regarding the Company's intention to investigate the high-value systems within carbonatite-hosted projects . Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.